SECURITIESAND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

Bishop Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09141T 10 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 51,416
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 51,416

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    51,416

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.7%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).
   11-2627501

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With		
	7. Sole Voting Power: 200	
	8. Shared Voting Power: -0-	
	9. Sole Dispositive Power: 200	
	10. Shared Dispositive Power: -0-	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    200

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    0.02%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).
   65-1191184

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b) x

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With		
	7. Sole Voting Power: 3,500
	8. Shared Voting Power: -0-
	9. Sole Dispositive Power: 3,500
	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    0.4%

14. Type of Reporting Person (See Instructions)
    CO

1. Names of Reporting Persons.
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only).
    11-2474002

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b) x

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 47,716
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: 47,716

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    47,716

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.3%

14. Type of Reporting Person (See Instructions)
    PN

Item 1.   Security and Issuer

      This Initial Statement of Beneficial Ownership on Schedule 13D, dated May 27, 2004 (this "Initial Statement"), relates to shares of the Common Stock, $0.01 Par Value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 716 College View Drive, Riverton, Wyoming, 82501.

Item 2.   Identity and Background

      (a), (b),(c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), a New York corporation and Robotti & Company, LLC (Robotti & Company), a New York limited liability company and The Ravenswood Investment Company, L.P., a New York limited partnership (RIC together with Robotti, ROBT, and Robotti & Company, the "Reporting Persons").

      Mr.Robotti's principal occupation is as the president and treasurer of ROBT, parent holding company of Robotti & Company, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 ("Exchange Act"), as amended, located at 52 Vanderbilt Avenue, New York, New York 10017.

      Mr.Robotti, a United States citizen, is a managing member of Ravenswood Management Company, L.L.C. ("RMC") which serves as the general partner of RIC, a New York limited partnership. RMC's principal address is 104 Gloucester Road, Massapequa, New York, New York, 11758. RIC's principal address is 52 Vanderbilt Avenue, New York, New York 10017

      (d) and (e). The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

      Robotti, ROBT, Robotti& Company, and RIC utilize their working capital in making each of their respective purchases of the Common Stock.

Item 4.   Purpose of Transaction

On December 24, 2003, the Issuer filed with the Securities and Exchange Commission (the "Commission") its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 ("Amendment No. 2") in which the Issuer proposed to effect a 1 for 110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Securities Exchange Act of 1934, as amended. The Issuer also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer for $1.00 per share in cash. RIC received no response from the Issuer or its Board of Directors to RIC's offer in the Initial Letter.

Subsequently, on April 16, 2004, the Issuer filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which the Issuer proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

On May 14, 2004, RIC sent a second letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash. Again RIC received no response from the Issuer or its Board of Directors to RIC's offer in the May 14th Letter.

The Reporting Persons believe these shares of the Common Stock trade at a substantial discount to the Issuer's private market value and therefore reiterate its interest.

In an effort to protect this investment, as well as to maximize investor value, the Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a) As of May 17, 2004, (i) ROBT beneficially owns 200 shares of the Common Stock, which represents 0.02% of the issued and outstanding shares of the Common Stock; (ii) Robotti & Company beneficially owns 3,500 shares of the Common Stock, which represent 0.4% of the issued and outstanding shares of the Common Stock; (iii); RIC beneficially owns 47,716 shares of the Common Stock, representing 5.3% of the issued and outstanding shares of the Common Stock. Mr. Robotti is deemed to share beneficially ownership of the securities set forth in (i), (ii), and (iii) above through his proportionate ownership of ROBT, Robotti & Company and as managing member of Ravenswood Management Company, L.L.C. ("RMC") which serves as the general partner of RIC. Mr. Robotti disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(b) (i) Mr. Robotti does not have the sole power to vote or direct the vote of any of the shares of the Common Stock.

(ii) Mr. Robotti shares the power to vote or direct the vote of the shares of the Common Stock through the following:

- he shares the power to vote or direct the vote of an aggregate of 3,700 shares of Common Stock with ROBT and Robotti & Company

- he shares the power to vote or direct the vote of 47,716 shares of the Common Stock with the other managing member of RMC.

(iii) Mr. Robotti does not have the sole power to dispose or direct the disposition of any shares of the Common Stock

(iv) Mr Robotti shares the power to dispose or direct the disposition of the shares of the Common Stock through the following:

- he shares the power to dispose or direct the disposition of an aggregate of 3,700 shares of the Common Stock with ROBT and Robotti & Company

- he shares the power to dispose or direct the disposition of 47,716 shares of the Common Stock with the other managing member of RMC.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by Robotti & Company and RIC in the open market.

Transactions in Shares Within The Past Sixty Days

Shares of the Common Stock Purchased/Sale	Price Per Share	Date of Purchase/ Sale
5,500	$1.489	05/17/2004
3,500	$1.521	05/12/2004
1,500	$1.481	05/07/2004
7,000	$1.49	05/06/2004
7,000	$1.42	05/05/2004

(d) No Person other than the Reporting Persons is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.   Materials To Be Filed As Exhibits

(a) Joint Filing Agreement dated May 27, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

(b) Copy of the Initial Letter dated January 27, 2004, sent by RIC to the Chairman.

(c) Copy of the May 14th Letter sent by RIC to the Chairman.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2004

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company, LLC

By   Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President and Treasurer of
      Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      General Partner of
      The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
      Robert E. Robotti
      Title: Managing Member of
      Ravenswood Management Company, L.L.C.

Exhibit Index

The following documents are filed herewith:

Exhibit

(1)   Joint Filing Agreement dated May 27, 2004 by and between Robert E.
           Robotti, Robotti & Company, Incorporated, Robotti & Company,
           L.L.C, Ravenswood Management Company, L.L.C., and The
           Ravenswood Investment Company, L.P.
(2)   Copy of the Initial Letter dated January 27, 2004, sent by RIC to the
           Chairman.
(3)   Copy of the May 14th Letter sent by RIC to the Chairman.

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Stock, Par Value $0.01 per share of Bishop Capital Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: May 27, 2004

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti

Robotti & Company, LLC

By   Robotti & Company, Incorporated
      Parent Holding Company of
      Robotti & Company, LLC

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: President and Treasurer of
      Robotti & Company, Incorporated

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
      General Partner of
      The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
      Robert E. Robotti
      Title: Managing Member of
      Ravenswood Management Company, L.L.C.

Exhibit 2

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

January 27, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

The Ravenswood Investment Company, LP ("Ravenswood") is a holder of 19,716 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Bishop Capital Corporation (the "Company"). We have reviewed the Company's Schedule 14A Amendment No. 2 filed with the Securities and Exchange Commission on December 24, 2003 and the Company's proposal therein to effect a 1 for 110 reverse stock split (the "Reverse Stock Split") and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Securities Exchange Act of 1934, as amended. The Company intends to offer $0.50 per pre-split share for all fractional shares. Any shareholders who would hold whole shares following the Reverse Stock Split would be offered no consideration but would remain shareholders in a non-reporting company.

We believe that there is substantial value to the Company, more on a per share basis than is being offered to shareholders being cashed out in the Reverse Stock Split and certainly more than nothing, which is what is being offered to shareholders who are not being cashed out in the Reverse Stock Split. For example, according to the Company's Annual Report on Form 10-K for the year ended March 31, 2003, the Company currently owns 25 acres of land in Colorado and Wyoming, which were on the Company's balance sheet at $727,462. Yet, in April 2003, one of the Company's partnerships sold approximately 50,000 square feet (approximately 1.15 acres) for $625,000, or $544,500 per acre. In addition, the Company is currently marketing through its real estate broker 6.96 acres at the Crossing at Palmer Park at between $9.00-$14.50 per square foot (or $2.7 million to $4.4 million for the entire acreage) and 7.408 acres at Creekside Center at $8.50 to $14.00 per square foot (or $2.6 to $4.4 million for the entire acreage). Clearly, there is a lot of value in the Company's holdings that is not reflected on the balance sheet.

Accordingly, Ravenswood hereby sets forth its willingness to make an all-cash offer to acquire up to all, but not less than all, of the outstanding shares of Common Stock for $1.00 per share. This offer represents an attractive premium to the amount offered to shareholders who would be entitled to $0.50 per pre-split share, for those who would be cashed out, and nothing for those shareholders who would not be cashed out. We believe this all-cash offer will provide the Company's shareholders immediate liquidity and an immediate opportunity to maximize their investment in the Company. Our proposal, however, would be conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the board of directors and shareholders, waiver of any anti-takeover provisions and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for all contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies. We are prepared to utilize our available working capital to complete the proposed transaction.

We are hopeful that this letter will result in an amicable and productive dialogue. Accordingly, we stand ready to discuss with you, the board of directors and members of management any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction. We believe that this transaction serves the best interests of the Company, its shareholders, management, employees and the broader interested community.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you or the board of directors might have or if you would like further information.

Very truly yours,

The Ravenswood Investment Company, L.P.

By: /s/ Robotti E. Robotti
        Name: Robert E. Robotti
        Title: Managing Member of Ravenswood
        Management Company, L.L.C., which serves
        as the General Partner of The Ravenswood
        Investment Company, L.P.

Exhibit 3

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

May 14, 2004

<u>VIA FACSIMILE AND UPS NEXT DAY AIR</u>

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

As you are aware from our letter to you dated January 27, 2004 (a copy of which is attached), The Ravenswood Investment Company, LP ("Ravenswood") is a shareholder of Bishop Capital Corporation (the "Company").

We are confused and disappointed that we have not had any response to our letter of January 27, 2004. As you may recall, in that letter, we stated that Ravenswood was willing to make an all-cash offer to acquire up to, but not less than, all the outstanding shares of Common Stock for $1.00 per share.

It baffles us how the Board of Directors and management are acting in the best interests of shareholders by not investigating this offer. We are further distressed that the only response appears to be that the Company has increased the cash out price in the proposed reverse stock split to equal our $1.00 per share offer. We are also puzzled that the Company has made no disclosure to shareholders of our offer -- which offer would be to all shareholders, not just those who were left with fractional shares following the reverse stock split.

Given that the Company has no independent directors, how the Board of Directors can possibly determine that this proposed reverse stock split and deregistration is in the best interests of shareholders is beyond us.

As you are also aware from our prior letter, it is our belief that the shares of the Company's stock are worth significantly more than the amount you are offering for fractional shares..

Accordingly, Ravenswood hereby sets forth its willingness to increase its all-cash offer to $1.25 per share. Possibly, depending upon what due diligence might reveal, we may even offer more.   The $1.25 offer represents an attractive premium to the amount offered to shareholders who would otherwise be entitled to $1.00 per share under the Company's most recent proposed reverse split plan. Our offer also would provide shareholders who would receive nothing under the Company's reverse stock split immediate liquidity and the immediate opportunity to maximize their investment in the Company. Our proposal, however, is once again conditioned upon satisfactory completion of due diligence, obtaining all necessary consents and approvals, including approval of the Board of Directors and shareholders, waiver of any anti-takeover provisions, and certain other customary conditions, including no material adverse change in the Company's business and confirmation that there are appropriate reserves for contingent liabilities. We are prepared to enter into a confidentiality and exclusivity agreement and commence work immediately in order to satisfy the due diligence contingencies. We are prepared to utilize our available working capital to complete the proposed transaction.

As we are sure that it is your desire to fulfill your fiduciary obligations to all shareholders, we stand ready to discuss with you, the Board of Directors and the members of management, any aspect of our proposal so that you will share our confidence and enthusiasm for this transaction. We believe that this transaction serves the best interests of the Company, its shareholders, management, employees and the broader interested community.

Please contact Robert E. Robotti at (212) 986-4800 or Matthew J. Day, Esq. at (212) 673-0484 to discuss any questions you or the Board of Directors might have or if you would like further information.

Very truly yours,

The Ravenswood Investment Company, L.P.

By: /s/ Robotti E. Robotti

Name: Robert E. Robotti
Title: Managing Member of Ravenswood
Management Company, L.L.C., which serves
as the General Partner of The Ravenswood
Investment Company, L.P.